Brainstorm Cell Therapeutics, Inc.

1325 Avenue of Americas, 28th Floor

New York, New York 10019

(201) 488-0460

June 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Registration Statement on Form S-1
SEC File No. 333-296090
Request for Acceleration

To whom it may concern:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Brainstorm Cell Therapeutics Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-296090) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 P.M., eastern time, on June 2, 2026, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Thompson Hine LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Thompson Hine LLP, by calling Faith L. Charles at (212) 908-3905.

Please feel free to direct any questions or comments concerning this request to Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

BRAINSTORM CELL THERAPEUTICS INC.

By:	/s/ Chaim Lebovits
Name:	Chaim Lebovits
Title:	President and Chief Executive Officer

Cc: Faith L. Charles, Thompson Hine LLP